Exhibit 99.2

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1

Tel:  (905) 726-2462
Fax:  (905) 726-7164

Magna announces proposal to eliminate control block and implement single vote share structure

AURORA, ON, May 6 /CNW/ - Magna International Inc. (TSX: MG.A, NYSE: MGA) today announced that it has entered into a transaction agreement with the Stronach Trust under which holders of Magna's Class A subordinate voting shares would be given the opportunity to decide whether to eliminate the dual class share capital structure through which Magna's founder, Frank Stronach, and his family have controlled Magna since the late 1970s. The proposed transaction would also:
    - set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with Frank Stronach and his affiliated entities; and

    - establish a joint venture with the Stronach group to jointly continue to pursue opportunities in the vehicle electrification business.
The transaction would be effected by way of a court-approved plan of arrange-ment, and be subject to the approval of a majority of Magna's minority Class
A shareholders.
"We believe the proposed transaction, if approved by shareholders, has the potential to unlock significant share value for Magna shareholders and establish a strong foundation for the company's continued and long-term success", said Don Walker and Siegfried Wolf, Co-Chief Executive Officers
of Magna. "The proposed transaction is intended to reduce or eliminate the discount at which Magna currently trades relative to its peers, more closely align all shareholder interests, and enhance Magna's potential business opportunity for the electrification of future vehicles."
Frank Stronach, Magna's Chairman and founder, commented, "The ability for an entrepreneur to raise growth capital under a multiple voting share structure has enabled Canada to create a number of world-class companies, like Magna.
For me, that opportunity occurred in the late 1970s, when I gave up a sizeable portion of my total equity value as part of a shareholder-approved reorganization in exchange for the control that enabled me to establish the principles, culture and entrepreneurial framework that have been the corner-stone of Magna's impressive growth and success over the years."
"While I am content to maintain the status quo, I understand the potential benefits of management's proposal, particularly the opportunity to establish a strong foundation for the future while preserving Magna's unique corporate ulture. Accordingly, if the Class A shareholders are supportive of the proposed transaction, the Stronach Trust is prepared to move forward under the proposed new capital structure. If shareholders prefer instead to retain the status quo, I am equally confident that Magna will continue to succeed under its current structure. Regardless of their decision, I have full confidence in our management and employees, and in the operating principles that have served Magna so well and made it the great company that it is today." Investment Community Conference Call
Management will discuss the proposed transaction in greater detail on its previously scheduled quarterly earnings conference call, which will be held today at 7:30 am ET. Dial-in and replay instructions are provided at the end of this press release.
Terms of the Transaction
The transaction agreement is between Magna and the Stronach Trust, which indirectly owns all of the 726,829 outstanding Class B Shares. Because each Class B share carries 300 votes, the Stronach Trust has approximately 66%
of Magna's voting rights.
If the arrangement is approved by Class A shareholders and the court, Magna would purchase for cancellation all 726,829 Class B Shares and the Stronach Trust would indirectly receive 9 million newly issued Class A Shares and
US$300 million in cash. Based on the closing price of Magna's Class A shares on the New York Stock Exchange on May 5, 2010 of US$62.53, the transaction would have a total value of US$863 million.
After the transaction, Magna would have approximately 121 million shares outstanding, each of which would carry one vote per share. The shares held indirectly by the Stronach Trust would represent an equal equity ownership and voting interest of 7.44%. In addition, Magna's Amended and Restated Articles of Incorporation would be amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.
Vincent J. Galifi, Magna's Executive Vice President and Chief Financial Officer, stated, "Magna has historically traded at a discount to its industry peers, despite delivering comparable or better operating and financial performance while maintaining a strong balance sheet. We believe the proposed transaction could reduce or eliminate that discount, broaden
Magna's appeal to investors who do not -- as a matter of preference or internal policy -- invest in companies with multiple vote share structures and establish a strong platform for future success. We also believe the proposed joint venture is a good way for Magna to pursue an opportunity that has significant growth potential, but which also bears risk and uncertainty."
Amended Consulting Contracts
If the arrangement is approved, Magna would amend its existing consulting, business development and business services contracts with Mr. Stronach and his affiliated entities, Stronach & Co. and Stronach Consulting Corp. These contracts are currently renewable on an annual basis. Under the proposed amendments, these contracts would terminate on December 31, 2014 and fees payable prior to that date would be reduced from the current 3% of Magna's Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) over a transition and phase-out period as follows:
    -   2.75% in 2011,
    -   2.50% in 2012,
    -   2.25% in 2013, and
    -   2.00% in 2014.
Mr. Stronach's ongoing role and participation on the Board would be subject to the same nomination and election process that applies to all other directors. The current intention of the Board is for Mr. Stronach to continue to serve as Chairman, although he would resign as a member of the Board's nominating committee.
Vehicle Electrification Joint Venture
The proposed new joint venture would involve the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. Magna would invest $220 million for a 73% interest. Magna's contribution would include the assets of Magna's recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and the balance in cash. Among other operations, Magna E-Car includes the Ford battery electric vehicle (BEV) integration program that launches next year. The Stronach group would invest $80 million in cash for a 27%
interest in the joint venture and would have effective control through the right to appoint three of five board members, with Magna appointing the remaining two members.
Although the joint venture would be free to pursue any type of business activity connected with electric vehicles, Magna would have an unrestricted right to engage in competitive activities outside of the joint venture, and neither party would be obligated to provide any future funding or financial assistance beyond its initial contribution.
Next Steps
The proposed share capital reorganization would be implemented pursuant to a court-approved plan of arrangement and will require the approval of a majority of the votes cast by minority Class A shareholders at a special meeting of shareholders expected to take place in late June or
July of this year. In addition to shareholder and court approvals, the transaction is subject to approval of the Toronto Stock Exchange, the finalization of definitive agreements and customary closing conditions, as well as certain amendments to the consulting agreements through which
Frank Stronach and certain of his affiliated entities provide consulting services to the Magna group of companies.
The execution of the transaction agreement was approved by Magna's Board of Directors after receiving the report of a Special Committee of independent directors of Magna comprised of Messrs. Michael D. Harris, who acted as Chair of the Committee, Donald Resnick and Louis E. Lataif.
The Special Committee received independent legal advice from Fasken
Martineau LLP, independent financial advice from CIBC World Markets Inc.
and independent valuation advice concerning the E-Car joint venture from PricewaterhouseCoopers LLP.
"We believe this proposal responds to the concerns Class A shareholders have raised about Magna's multiple voting share structure, and that the decision to proceed or not should be in their hands," said Mr. Harris,
Magna's Lead Director. "If the Class A shareholders do not approve the transaction, Magna will continue to operate under its current structure. Whatever the outcome, Magna's current Board and management remain committed to the culture and operating principles embodied in the
Corporate Constitution and Employee Charter."
While the Board of Directors did not make a recommendation on how shareholders should vote, various considerations which they believe shareholders should take into account and a summary of the advice received from the independent advisors, as well as the detailed transaction terms, the background to the proposal, the process followed by the independent directors in reviewing the proposal with the benefit of independent legal and financial advisors, and other relevant information will be contained in the proxy materials for the special meeting of shareholders to be called to consider the plan of arrangement.
About Magna
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design,
engineering, testing and manufacture of automotive interior systems;
seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems;
roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.
We have approximately 74,000 employees in 240 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.
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    Magna will hold a conference call for interested analysts and shareholders this morning at 7:30a.m. EDT to discuss both the proposed transaction as well as our first quarter 2010 financial results, which were also issued this morning. The conference call will be co-chaired by Don Walker and Siegfried Wolf, Magna's co-Chief Executive Officers. The number to use for this call is 1-800-909-7814. The number for overseas callers is 1-212-231-2902. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on Magna's website prior to the call. Both the webcast and the slide presentation can be found in the Investors section of Magna's website under Calendar of Events & Presentations.

    For further information, please contact Louis Tonelli, Magna's Vice-President, Investor Relations at 1-905-726-7035. For teleconferencing questions, please call Karin Kaminski at 1-905-726-7103.

    For anyone unable to listen to the scheduled call, the rebroadcast numbers are: North America - 1-800-558-5253 and Overseas - 1-416-626-4100 (reservation number is 21468505) and will be available until Thursday, May 13, 2010.
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    FORWARD-LOOKING STATEMENTS
    --------------------------
This Press Release contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to the results and the potential benefits expected to be achieved from the completion of the transactions contemplated by the proposed Arrangement, including the increased marketability and improved liquidity of the Class A Subordinate Voting Shares of Magna, the potential for a reduction or the elimination of any dual class share structure discount associated with the market price of the Class A Subordinate Voting Shares of Magna, and the successful implementation and the potential opportunities and prospects of the proposed joint venture of Magna and the Stronach Trust relating to the vehicle electrification business. The forward-looking information in this Press Release is presented for the purpose of providing information about Magna's current expectations having regard for the plans and proposals relating to the transactions contemplated by the Arrangement and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project",
"estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation, risks, assumptions and uncertainties related to: the consummation of the Arrangement, including, shareholder approval, Court approval, the satisfaction or waiver of the conditions to complete the transactions contemplated by the Arrangement, and the termination of the transaction agreements;
future growth prospects for electric vehicles; the market value and trading price of the Class A Subordinate Voting Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating any forward-looking statements in this Press
Release, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Press Release to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at (905) 726-7100